UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2008

CENTRAL FUND OF CANADA LIMITED

(Translation of registrant’s name into English)

Suite 805, 1323 - 15th Avenue S.W., Calgary, Alberta , Canada  T3C 0X8

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

[Indicate by check mark whether the registrant by furnishing the information in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES ☐	NO ☒

 [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A]

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL FUND OF CANADA LIMITED (Registrant)

Date: September 22, 2008	By: /s/ J.C. STEFAN SPICER _______________________________ (Signature) J.C. Stefan Spicer, President & CEO

CENTRAL FUND ANNOUNCES PROPOSED OFFERING

For Immediate Release to

Marketwire and

U. S. Disclosure Circuit

TSX SYMBOLS:	CEF.A and CEF.U
AMEX SYMBOLS:	CEF

TORONTO, Ontario (September 22, 2008) – Central Fund of Canada Limited (“Central Fund”) of Calgary, Alberta announced today that it plans to offer Class A Shares of Central Fund to the public in Canada and the United States under its existing US$750,000,000 base shelf prospectus dated March 31, 2008 and filed with the securities commissions in each of the provinces and territories of Canada, except Québec, and under the multijurisdictional disclosure system in the United States pursuant to a proposed underwritten offering by CIBC World Markets Inc. Central Fund will only proceed with the offering if it is non-dilutive to the net asset value of the Class A Shares owned by existing shareholders of Central Fund.

A remainder of approximately US$600,000,000 of the original US$750,000,000 provided for in the base shelf prospectus is available for this offering.

Substantially all of the net proceeds of the offering will be used to purchase gold and silver bullion, in keeping with the policies established by the board of directors of Central Fund. Any additional capital raised by any such offering is expected to reduce the annual expense ratio in favour of the shareholders of Central Fund.

Central Fund has filed a base shelf prospectus and registration statement with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission (“SEC”) which will serve as the base for the offering to which this communication relates. Before you invest, you should read the base shelf prospectus and any other documents the Company has filed with the securities commissions in each of the provinces and territories of Canada, except Québec, and the SEC for more complete information about the Company and this offering. You may obtain a copy of the base shelf prospectus filed in the United States from CIBC World Markets Corp., 425 Lexington Avenue, 5th Floor, New York, New York 10017, by fax at 212-667-6303 or by e-mail at useprospectus@us.cibc.com. You may obtain a copy of the base shelf prospectus in Canada from CIBC World Markets Inc., fax 416-594-7242 or request a copy by telephone at 416-594-7270.

Statements contained in this release that are not historical facts are forward-looking statements that involve risks and uncertainties. Central Fund’s actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those risks detailed in the Company’s filings with the Canadian securities regulatory authorities and the SEC.

Central Fund of Canada Limited (est. 1961) is an exchange tradeable refined gold and silver bullion holding company. Class A Shares are qualified for inclusion in many North American regulated accounts. Bullion holdings are stored on an unencumbered, allocated, segregated and insured basis in the treasury vaults of a major Canadian bank and are audited semi-annually in the presence of Central Fund’s auditors and bank representatives. Class A Shares are quoted on the AMEX, symbol CEF and the TSX, symbol CEF.A (Cdn.$) and CEF.U (U.S.$).

For further information, please contact J.C. Stefan Spicer, President and CEO at 905-648-7878

Website: www.centralfund.com . Email: info@centralfund.com.